UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). [_]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                TECK COMINCO LIMITED
                                                (Registrant)



Date:    February 28, 2003                      By:  /s/ Karen L. Dunfee
                                                     ---------------------------
                                                     Karen L. Dunfee
                                                     Corporate Secretary


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                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
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                                                                    NEWS RELEASE
                                                                        03-05-TC

FOR IMMEDIATE RELEASE:  February 28, 2003


                         FORDING COMPLETES TRANSACTIONS
                       CREATES FORDING CANADIAN COAL TRUST


CALGARY, FEBRUARY 28, 2003 - Fording Inc. (TSX/NYSE: FDG), Teck Cominco Limited (TSX: TEK.A, TEK.B), Westshore Terminals Income Fund (TSX: WTE.UN) and Sherritt Coal Partnership II, a partnership of Sherritt International Corporation (TSX:
S) and Ontario Teachers' Pension Plan, are pleased to announce the closing of the transactions contemplated in their multi-party agreement announced January 13, 2003 and approved by security holders of Fording on February 19.

The completion of the plan of arrangement completes the conversion of Fording into the Fording Canadian Coal Trust. It also creates the Fording Coal Partnership that is capable of supplying in excess of 25 million tonnes of coal annually to the international steel industry.

"Today marks the beginning of an important era for Fording, its investors and the Canadian coal industry," said Michael Grandin, Chairman and Chief Executive Officer of the Fording Canadian Coal Trust. "This organization starts life immediately as the world's second largest producer of high-quality, export metallurgical coal. The new Board and management are committed to building on that strong position and delivering value to unitholders."

Jim Gardiner, President of the Fording Canadian Coal Trust added: "The combined assets of Fording, Teck Cominco, Luscar and CONSOL will result in increased production, lower unit costs, additional marketing opportunities and stronger and more sustainable cash flow. The Trust structure will unlock the value of the cash flows generated by these assets and provides an enhanced platform for growth in which unitholders can participate."

The Fording Coal Partnership is initially 65%-owned by the Fording Canadian Coal Trust. Teck Cominco owns 35% of the partnership initially, and can increase its ownership to 40% by achieving certain specified cost savings and operational and marketing synergies.



                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
       - TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

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                                       2

David Thompson, Deputy Chairman and Chief Executive Officer of Teck Cominco said, "Through its initial 35% interest in the Partnership and its 9.1% interest in the trust, Teck Cominco will benefit from a 41% effective interest in these world-class assets. We look forward to managing these assets for the benefit of our shareholders and the unitholders of the Fording Canadian Coal Trust."

Ian W. Delaney, Chairman of Sherritt International Corporation noted, "We are delighted with the outcome of the Fording transactions. We have been able to work closely with Teachers' to secure Fording's thermal coal assets, which will closely complement the operations of our jointly owned Luscar operations. The producing mine operations and large reserve and resource base are an excellent fit with our desire to participate in North American energy markets given the strong track record of these assets in generating a high level of stable cash flow and the ever growing demand for competitively priced electricity in North America."

"The creation of the Fording Canadian Coal Trust is truly a landmark in establishing the competitiveness of Canada's metallurgical production in world markets", said Brian J. Gibson, Senior Vice-President of Global Active Equities for Teachers'. Adding, "The long-lived nature of these assets and the ability to reap the benefits of synergy in combining operations, suits our investment outlook well."

Bill Stinson, Chairman of Westshore Terminals Income Fund, commented: "Today marks a significant breakthrough for Westshore. Our $150 million investment in the Fording Canadian Coal Trust is the first significant deal undertaken by Westshore since we became a publicly traded income fund just about six years ago. This investment, which will be accretive to Westshore's unitholders, allows us to participate more fully in the global metallurgical coal business and strengthens our already excellent relationship with our principal customer.

"At the same time, Westshore has entered into a long-term supply agreement with Fording, running until 2012 and, I am pleased to announce, an extension of Westshore's contract with Luscar's Obed and Coal Valley mines until 2017. With these important contract extensions in place, Westshore has now successfully negotiated multi-year supply agreements with all of our major customers. Through the consolidation that has created the new Fording Coal Partnership, and the stable future Westshore (Canada's principal export coal terminal) has secured for itself, Canada's competitive position in the global metallurgical coal market has been significantly enhanced."

The creation of the FORDING CANADIAN COAL TRUST brings together Canada's senior metallurgical coal mining properties to create a strong global competitor, capable of supplying approximately 25 million tonnes annually to the international steel industry. Fording is the world's second largest producer of high quality metallurgical coal for export and the world's largest producer of the industrial mineral wollastonite.

TECK COMINCO LIMITED is a diversified mining company, headquartered in Vancouver, Canada, with assets totalling approximately $5 billion. Its shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and its diversified operations produce significant quantities of copper, coal and gold. The company owns, or has interests in, eight operating mines and two refineries. Further information can be found at WWW.TECKCOMINCO.COM.


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                                       3

SHERRITT INTERNATIONAL CORPORATION is a widely held, diversified Canadian resource company that operates in Canada and internationally. Sherritt's 97.8 million restricted voting shares and $600 million 6% convertible debentures trade on the Toronto Stock Exchange under the symbols S and S.DB, respectively. Further information can be found at WWW.SHERRITT.COM.

ONTARIO TEACHERS' PENSION PLAN is one of Canada's largest financial institutions and a member of the Canadian Coalition for Good Governance with net assets as of June 30, 2002 of $68 billion. With a solid track record of investment in Canada and worldwide, Teachers' has achieved an 11.7 percent average rate of return since its investment program began in 1990. Teachers' invests to secure the retirement income of approximately 154,000 elementary and secondary school teachers and 88,500 retired teachers and their families. The pension plan is co-sponsored by the Ontario government and the plan members who are represented by the Ontario Teachers' Federation. Further information can be found at WWW.OTPP.COM.

WESTSHORE TERMINALS INCOME FUND, created in 1996, owns Westshore Terminals Ltd., which operates Canada's leading coal export facility and the largest dry bulk terminal on the west coast of the Americas. The Fund's units trade on the Toronto Stock Exchange under the symbol WTE.UN. Further information is available at WWW.WESTSHORE.COM.

Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording, Sherritt International, Teck Cominco and Westshore Terminals. Risks, uncertainties and other factors are discussed in public filings of Fording, Sherritt International, Teck Cominco and Westshore Terminals with the Canadian securities regulatory authorities and, in the case of Fording, with the United States Securities and Exchange Commission.

                                     - 30 -

FOR FURTHER INFORMATION CONTACT:

FORDING INC:                                 TECK COMINCO LIMITED:
Mark Gow, CA                                 Tom Merinsky
Director, Investor Relations                 Director, Investor Relations
(403) 260-9834                               (604) 685-3007
MARK_GOW@FORDING.CA

SHERRITT COAL PARTNERSHIP II:                WESTSHORE TERMINALS INCOME FUND:
Ernie Lalonde                                Nick Desmarais
Vice President,                              (604) 688-6764
Investor Relations and Corporate Affairs
(416) 934-7655